UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of May, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
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     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

[TELEVISA LOGO]
                                                                PRESS RELEASE
                                                        FOR IMMEDIATE RELEASE
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                GRUPO TELEVISA, S.A. ANNOUNCES CONSUMMATION
 OF OFFERING OF AN ADDITIONAL U.S.$200 MILLION AGGREGATE PRINCIPAL AMOUNT OF
                        6.625% SENIOR NOTES DUE 2025

Mexico City, May 26, 2005- Grupo Televisa, S.A. ("Televisa" or the "Company"; NYSE:TV; BMV:TLEVISA CPO) today announced that it consummated its offering of an additional U.S.$200 million aggregate principal amount of 6.625% Senior Notes due March 18, 2025 (the "Notes").

The Notes were priced at 98.632% for a yield of 6.750%, 5 basis points below the yield of the U.S.$400 million Senior Notes due 2025 that were originally issued on March 18, 2005. The Notes offered are a further issuance of the 6.625% Senior Notes due 2025 and are part of the same series as the U.S.$400 million principal aggregate amount of the notes issued on March 18, 2005.

Televisa plans to use the net proceeds from today's offering of Notes for general corporate purposes including, as part of its refinancing strategy, subject to market conditions and other factors, the repayment of some of the Company's and/or its subsidiaries' outstanding indebtedness.

The 6.625% Senior Notes due 2025 have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACTS:
    INVESTOR RELATIONS:
    Michel Boyance / Alejandro Eguiluz
    Grupo Televisa, S.A.
    Av. Vasco de Quiroga No. 2000
    Colonia Santa Fe
    01210 Mexico, D.F.
    (5255) 5261-2000

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             -----------------------------
                                                    (Registrant)

Dated:  May 27, 2005                       By /s/ Jorge Lutteroth Echegoyen
                                             ------------------------------
                                             Name: Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President